UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

FOMO CORP.

(Name of Issuer)

Series B Preferred

(Title of Class of Securities)

90214L106

(CUSIP Number)

1 E Erie St, Ste 525 Unit #2250, Chicago, IL 60611

(630) 286-9560(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90214L106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vikram Grover
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,988,815
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,988,815
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 90214L106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to Series B Preferred shares of FOMO CORP. The address of the principal executive office of FOMO CORP. is 1 E Erie St, Ste 525 Unit #2250, Chicago, IL 60611. Its phone number is (630) 286-9560 and its website is www.fomoworldwide.com.

Item 2. Identity and Background.

This Schedule 13D is filed by Vikram Grover, FOMO CORP.’s Chief Executive Officer and Chairman of the Board.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On May 5, 2019, FOMO CORP. entered into a Purchase Agreement between the Company and Vikram Grover (the “Purchase Agreement”) pursuant to which FOMO CORP. agreed to purchase, subject to the terms and conditions set forth therein, 210,000,000 common shares of MobiCard, Inc. a/k/a Peer to Peer Network, for a total purchase price of $483,000. The source of funds to be used for the purchase by FOMO CORP. was 400,000 1% Cumulative Convertible Series B Preferred Shares. Additionally, Mr. Grover converted $50,000 of accrued compensation into 125,000 Series B Preferred shares as per Board resolution on August 26, 2019, $137,065 of accrued compensation into 1,370,065 Series B Preferred shares as per Board resolution on June 30, 2020, NS $37,500 of accrued compensation into 93,750 Series B Preferred shares as per Board resolution on October 9, 2020.

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

Management, Director, Control Person

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contract executed between FOMO CORP. p/k/a “2050 Motors, Inc.” and Vikram Grover on May 5, 2019 to acquire 210,000,000 common shares of MobiCard, Inc. a/k/a Peer to Peer Network from Vikram Grover for 400,000 Series B Preferred shares and Board Resolutions dated August 26, 2019, June 30, 2020 and October 9, 2020 authorizing conversion of Vikram Grover’s accrued compensation of $262,565 into 1,588,815 Series B Preferred Shares

Item 7. Material to Be Filed as Exhibits.

Securities Purchase Agreement between FOMO CORP. p/k/a “2050 Motors, Inc.” and Vikram Grover dated May 5, 2019

Board Resolution dated August 26, 2019

Board Resolution dated June 30, 2020

Board Resolution dated October 9, 2020

CUSIP No. 90214L106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOMO CORP.

/s/ Vikram Grover, CEO
Vikram Grover